Filed by NexPoint Diversified Real Estate Trust
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: NexPoint Diversified Real Estate Trust
Commission File No.: 001-32921
File No. of Related Registration Statement: 333 284099

FOR IMMEDIATE RELEASE

NexPoint Hospitality Trust Announces Election of Trustees and Approval of Merger Transaction

DALLAS and TORONTO, February 21, 2025 -- NexPoint Hospitality Trust (“NHT” or the “REIT”) (TSX-V: NHT.U) today announced the results of its annual and special meeting of unitholders (the “Meeting”). All of the nominees listed in the management information circular (the “Circular”) prepared in connection with the Meeting were elected as trustees. Detailed results of the vote for the election of trustees held at the Meeting are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
James Dondero	25,531,080	99.29%	183,299	0.71%
Neil Labatte	25,714,379	100.00%	0	0.00%
Graham Senst	25,714,379	100.00%	0	0.00%
Jerry Patava	25,714,379	100.00%	0	0.00%

Resolutions were passed by a majority of minority votes represented at the Meeting authorizing and approving certain amendments to the convertible promissory notes issued by (i) NHT between September 2019 and June 2021; and (ii) CDOR Option Sub, LLC, on October 30, 2020 and December 22, 2020. MNP LLP was also re-appointed as NHT’s auditor to hold office until the next annual meeting of unitholders.

At the Meeting, resolutions were also passed approving certain transactions (the “Transaction Resolution”) contemplated in the Agreement and Plan of Merger dated November 22, 2024 (the “Merger Agreement”) among, inter alia, NHT and NexPoint Diversified Real Estate Trust (“NXDT”), pursuant to which NHT will be dissolved and its subsidiary entities merged with and into entities owned or controlled, directly or indirectly, by NXDT (the “Transaction”). As previously announced, under the terms of the Merger Agreement, unitholders will receive for each trust unit (a “Unit”), either US$0.36 cash; or one (1) common share of NexPoint Hospitality Trust, Inc., which will subsequently be converted into the right to receive a number of common shares of NXDT.

The Transaction Resolution, the full text of which is attached as Appendix “D” to the Circular, was passed with 100% of the votes cast in favour of the resolution, as well as 100% of the votes cast after excluding votes attached to Units beneficially owned or over which control or direction is exercised by James Dondero and his affiliated entities. The closing of the Transaction is subject to the satisfaction of customary closing conditions.

A copy of the complete report on voting at the Meeting will be made available on NHT’s profile on SEDAR+ at www.sedarplus.ca.

About NexPoint Hospitality Trust

NexPoint Hospitality Trust is a publicly traded real estate investment trust, with its Units listed on the TSX Venture Exchange under the ticker NHT.U. NHT is focused on acquiring, owning and operating well-located real estate assets including, but not limited to, investments in life science and semiconductor manufacturing properties, but mainly focusing on hospitality properties in the United States that offer a high current yield and in many cases are underperforming assets with the potential to increase in value through investments in capital improvements, a market-based recovery, brand repositioning, revenue enhancements, operational improvements, expense inefficiencies, and exploiting excess land or underutilized space. NHT owns 7 branded properties sponsored by Marriott, Hilton and Hyatt, located across the U.S. NHT is externally advised by NexPoint Real Estate Advisors VI, L.P. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Additional Information and Where to Find It

In connection Transaction, NXDT has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing the Circular. The Registration Statement and Circular each contain important information about the NXDT, NHT, the Transaction and related matters. UNITHOLDERS OF NHT ARE URGED TO READ THE REGISTRATION STATEMENT AND CIRCULAR AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NXDT, NHT, THE TRANSACTION, AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Investors and security holders may also obtain these documents, free of charge from NXDT at https://nxdt.nexpoint.com or by emailing ir@nexpoint.com.

Forward Looking Information

This news release includes forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, assumptions and beliefs. In some cases, forward-looking information can be identified by the use of words such as "may", "will", "should", "expect", "intend", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", and by discussions of strategies that involve risks and uncertainties, certain of which are beyond the REIT's and NXDT's control. In this news release, forward-looking information includes, among other things, statements relating to unitholder consideration pursuant to the Merger Agreement for the Transaction. The forward-looking information is based on certain key expectations and assumptions made by each of the REIT and NXDT, including with respect to the structure of the Transaction and all other statements that are not historical facts. The timing and completion of the Transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, required regulatory and unitholder approvals. Although management of each of the REIT and NXDT believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that any transaction, including the Transaction, will occur or that it will occur on the timetable or on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Readers are cautioned not to place undue reliance on forward-looking information. Additional information on these and other factors that could affect the REIT are included in reports on file with Canadian securities regulatory authorities and may be accessed on the SEDAR+ website at www.sedarplus.ca. Additional factors that may affect NXDT's business or financial results are described in the risk factors included in NXDT's filings with the Securities and Exchange Commission (the "SEC"), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

By its nature, such forward-looking information necessarily involves known and unknown risks and uncertainties that may cause actual results, performance, prospects and opportunities in future periods of the REIT and NXDT to differ materially from those expressed or implied by such forward-looking statements. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release and neither the REIT, nor NXDT, nor any other person assumes responsibility for the accuracy and completeness of any forward-looking information, and no one has any obligation to update or revise any forward-looking information, whether as a result of new information, future events or such other factors which affect this information, except as required by law.

Contact:

Investor Relations
IR@nexpoint.com

Media Inquiries
Comms@nexpoint.com

Jesse Blair III

Executive Vice President, Head of Lodging

(833) 697–7523

NEXPOINT HOSPITALITY TRUST

Annual and Special Meeting of Unitholders
Toronto, Ontario – February 21, 2025

REPORT OF VOTING RESULTS

The following matters were voted on at the annual and special meeting of unitholders of NexPoint Hospitality Trust (the “REIT”) held on February 21, 2025 (the “Meeting”). Full details of these matters are set out in the REIT’s management information circular issued in connection with this Meeting, which is available on the SEDAR+ website at www.sedarplus.ca (the “Circular”).

1.	Election of Trustees

Each of the following four nominees listed in the Circular was elected as trustee of the REIT until the close of the next annual meeting of unitholders of the REIT or until his successor is elected, with the outcome of the vote being as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
James Dondero	25,531,080	99.29%	183,299	0.71%
Neil Labatte	25,714,379	100.00%	0	0.00%
Graham Senst	25,714,379	100.00%	0	0.00%
Jerry Patava	25,714,379	100.00%	0	0.00%

2.	Appointment of Auditors

MNP LLP was appointed as auditor of the REIT, to hold office until the next annual meeting of unitholders of the REIT or until a successor is appointed, and the trustees of the REIT were authorized to fix the auditor’s remuneration, with the outcome of the vote being as follows:

Votes For	% For	Votes Withheld	% Withheld
25,714,379	100.00%	0	0.00%

3.	Approval of Amendments to COVID Loans

An ordinary resolution was passed by minority unitholders authorizing and approving certain amendments to the convertible promissory notes issued by the REIT between September 2019 and June 2021, with the outcome of the vote being as follows:

Votes For	% For	Votes Against	% Against
2,367,584	100.00%	0	0.00%

4.	Approval of Amendments to CDOR Loans

An ordinary resolution was passed by minority unitholders authorizing and approving certain amendments to the convertible promissory notes issued by CDOR Option Sub, LLC on October 30, 2020 and December 22, 2020, with the outcome of the vote being as follows:

Votes For	% For	Votes Against	% Against
2,367,584	100.00%	0	0.00%

5.	Approval of Certain Transactions Contemplated in the Merger Agreement

A special resolution (the “Transaction Resolution”), the full text of which is attached as Appendix “D” to the Circular, approving certain transactions contemplated in the Agreement and Plan of Merger among, inter alia, the REIT and NexPoint Diversified Real Estate Trust made as of November 22, 2024, including, without limitation (a) the reorganization of the REIT as described in and in accordance with, proposed amendments to the REIT’s Declaration of Trust, pursuant to which the REIT will be liquidated and dissolved; and (b) the merger of the REIT’s subsidiary entities with and into entities owned or controlled, directly or indirectly, by NXDT, was approved by: (i) the affirmative vote of not less than two-thirds (66 2/3%) of the votes cast upon such Transaction Resolution by the unitholders of the REIT present in person or represented by proxy at the Meeting; and (ii) the affirmative vote of a majority of the votes cast upon the Transaction Resolution by the unitholders of the REIT present in person or represented by proxy at the Meeting, excluding votes attached to such units held by persons described in items (a) through (d) of section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, being NXDT, James Dondero and certain entities affiliated with Mr. Dondero.

Unitholders present in person or represented by proxy at the Meeting voted as follows:

Category of Voting Unitholder	Votes For	% For	Votes Against	% Against
All voting unitholders	25,714,379	100%	0	0.00%
All voting unitholders except NXDT, James Dondero and certain affiliated entities	2,367,584	100%	0	0.00%

Dated this 21st day of February, 2025.

NEXPOINT HOSPITALITY TRUST

By:	“Paul Richards”
Name: Paul Richards Title: Chief Financial Officer